FOR IMMEDIATE RELEASE

        NEWS RELEASE

CANALASKA URANIUM COMMENCES WINTER DRILLING PROGRAM AT THE CREE EAST PROJECT

Vancouver, Canada, January 27th, 2010 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to announce that the Company has commenced exploration on its Cree East uranium project in the Athabasca Basin, Saskatchewan, Canada.

The Cree East project is funded under a joint venture with the Company’s Korean strategic partners, comprising Hanwha Corporation, Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.   The Company recently received Cdn$4.12 million in funding from the Korean Consortium to support 2010 exploration.  The Korean Consortium presently holds a 40.6% ownership interest in the partnership, having contributed a total of Cdn$12.6 million in investment funding.

The 2010 uranium exploration program at Cree East is currently budgeted at $5.8M, testing 5 targets with approximately 32 drill holes across a prolonged, 2010 Winter-Summer drill campaign.  The Company is very pleased to report that a drill contract has been signed with DJ Drilling (2004) Ltd. for a planned 6,800 metre winter drill program, and a further 6,800 metre program in summer 2010.

The first stage of this extensive drill program has now commenced.  Previous geophysical modelling and initial drill tests have outlined four zones (Zones A-D) of uranium mineralization and hydrothermally-altered rocks associated with major basement offsets along a 4 km mineralizing trend.  Drill-hole spacing in the target areas from previous drilling in 2008 and early 2009 is from between 100 to 200 metres.  Most of the 2010 targets are located between existing holes, or are short step-outs from existing holes.  The new drilling will attempt to cross-cut the fault and alteration modelled by the existing holes, geology and geophysics.

Additional targets on the Cree East project have been defined following intensive airborne and ground geophysical work over summer 2009.  At Zones G, H and I, there appear to be further areas of extensive hydrothermal alteration.  Correlation of the current surveys with anomalous uranium and alteration in six historical holes dating from 1981 (two fences of three holes at Zone G), shows the strong potential for additional structurally-controlled uranium mineralization in the basement, and possible significant enrichment at the unconformity.

106°15'0"W
422500
425000
427500
430000
6367500
6365000
6362500
6360000
6357500
57°22'30"N
Cree Lake
Map Area
N
EMMERSON ISLAND
ZONE A-B
ZONE I
ZONE K
ZONE C
ZONE D
ZONE J
ZONE E
ZONE F
ZONE H
ZONE G
CRE015
CRE013
CRE012
CRE008
CRE009
CRE018
CRE016
CRE001
CRE002
CRE010
CRE028
CRE011
CRE004
CRE022
CRE025
CRE026
CRE020
CRE003
CRE006
CRE007
CRE005
CRE014
CRE027
CRE019
CRE017
CRE024
CRE023
CRE021
ZF-7-82
ZF-8-82
ZF-5-81
ZF-6-81
ZF-4-81
ZF-3-81
ZF-2-81
ZF-1-81
0
1.25
2.5
Kilometres
CanAlaska Uranium Ltd.
Cree East Project
Location of Drill Holes and Zones
UTM NAD 83, Zone 13
NTS: 74G08
Scale: 1: 50 000
Fig No: 2
Date: Jan 13, 2010
Drawn by: TMS
CRE nr 01 26 2009

Outlook

Despite the continuing uncertainties in the economy, the Company is pleased to be engaging in one of the most aggressive seasons of uranium exploration in its history.  CanAlaska continues to distinguish itself among the Canadian uranium exploration community in maintaining highly complementary strengths in both technical operations and financial acuity.  The Company is able to commit to the aggressive exploration program outlined above based on its strong internal treasury, which presently totals over $12 mil., and the financial support it receives from its strongly-capitalized strategic partners, both domestic and international.

The Qualified Technical Person for this news release is Mr. Peter G. Dasler, P.Geo.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and three optioned uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium". Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$60 million exploring its properties and has delineated multiple uranium targets.

CanAlaska's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Japanese conglomerate Mitsubishi Corporation has undertaken to provide the Company C$11 mil. in exploration funding to earn a 50% ownership interest in the West McArthur Project..  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd., in which the Korean Consortium presently holds a 40.6% ownership interest.  Other Company projects in the Athabasca Basin scheduled for drill testing during this Winter 2010 season include McTavish, Collins Bay Extension and Fond Du Lac.

On behalf of the Board of Directors,

Peter Dasler, M.Sc., P.Geo.

President & CEO, CanAlaska Uranium Ltd.

Contact:

Emil Fung,  Director & V.P. - Corp. Dev.

Tel: +1.604.688.3211

Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.